Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND DATE OF PUBLICATION OF SECOND QUARTER AND HALF YEAR 2024 UNAUDITED FINANCIAL RESULTS ANNOUNCEMENT

Our board of directors will hold a board meeting on Thursday, August 22, 2024 (Hong Kong Time) for the purposes of, among other things, approving our unaudited financial results for the three months and six months ended June 30, 2024 (the “Q2 and Half Year Results”) and announcement for the Q2 and Half Year Results. We will announce our Q2 and Half Year Results at or around 6:00 p.m. on Thursday, August 22, 2024 (Hong Kong Time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Our management will host an earnings conference call at 8:00 p.m. on Thursday, August 22, 2024 (Hong Kong Time). Details for the conference call are as follows:

Event Title: Bilibili Inc. Second Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BIe979e5cdf4c845e4949ba649f1d33fa5

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on our investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

By Order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, August 1, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.